UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025 (Report No. 2)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

On October 9, 2025, SciSparc Ltd. (the “Company” or “SciSparc”), entered into an asset and share purchase agreement (the “Agreement”) with Miza III Ventures Inc. (“Miza”), a public traded company listed on the TSX Venture Exchange (“TSXV”), pursuant to which, on the terms and subject to the conditions of the Agreement, the Company will receive a controlling interest in Miza, and transfer to Miza its pharmaceutical portfolio and equity stake of approximately 50.9% in SciSparc Nutraceuticals Inc. (the “Target Assets” and the “Proposed Transaction”).

Pursuant to the Agreement, at the closing of the Proposed Transaction (the “Closing”) and upon the terms and conditions set forth in the Agreement, the Company will transfer to Miza 59 ordinary shares, or approximately 50.9% of the equity, of SciSparc Nutraceuticals Inc., the intellectual property rights in SciSparc’s pharmaceutical portfolio, and the contracts, permits, pre-paid deposits, books and records, business and technical information, and all other rights, properties and assets necessary to the operation thereto, in consideration for 63,300,000 common shares of Miza, at a deemed price per share of CAD 0.25 (“Miza Common Shares”), 4,000,000 common share purchase warrants exercisable to acquire one Miza Common Share for each warrant at an exercise price of CAD 0.25 for a period of five years from the date of issuance thereof (the “Warrants”), and up to 48,000,000 Miza Common Shares (the “Contingent Rights Shares”) contingent upon the achievement of certain pre-determined milestones (the “Milestones”), representing a post-closing equity interest in Miza of 75% (or up to approximately 84% in the event of the full achievement of the Milestones). The Proposed Transaction is based on a total value of Miza of approximately CAD 4.5 million (approximately US$3.3 million), considering its cash position of at least CAD 1.4 million (approximately US$1million), after transaction costs, and a total valuation ascribed to the Target Assets of approximately CAD 15.8 million (approximately US$11.6 million).

Pursuant to the Agreement, upon the achievement of the Milestones, the Contingent Right Shares will be issued to the Company as follows: (i) 16,000,000 Miza Common Shares will be issued upon the completion of a transaction resulting in the listing of Miza’s securities on either the New York Stock Exchange or the Nasdaq Stock Market LLC (each, a “U.S. Exchange”), or another transaction resulting in the issuance of shares listed on a U.S. Exchange to shareholders of Miza in exchange for their Miza Common Shares (in each case, an “Uplisting Transaction”), if such Uplisting Transaction is completed within twenty-four months from the date of Closing (the “Closing Date”); (ii) 16,000,000 Miza Common Shares will be issued upon the successful raising by Miza, within forty-eight months of the Closing Date in equity and/or debt financing, of an aggregate of US$10 million or more; and (iii) 16,000,000 Miza Common Shares will be issued upon Miza completing a clinical trial within forty-eight months of the Closing Date.

Following the Closing, Miza is expected to change its name to “NeuroThera Labs Inc.” and to be active in both the pharmaceutical and supplemental sectors.

Subject to the satisfaction or waiver of all conditions precedent to the Proposed Transaction, the Company anticipates that the Proposed Transaction will be completed by October 22, 2025. There can be no assurance that the Proposed Transaction will be completed on the terms proposed above or at all.

In addition, upon closing of the Proposed Transaction, subject to the approval of TSXV, SciSparc, or a third-party on its behalf, intends to commit up to CAD 1 million (approximately US$716 thousand) in capital to Miza pursuant to an unsecured convertible note to be entered into, which shall mature on the two-year anniversary of the date of the issuance thereof (the “Maturity Date”) and shall bear interest at the simple rate of 7% per annum. The convertible note will be drawn down by Miza in its sole discretion. On the Maturity Date, the outstanding principal and accrued but unpaid interest under the convertible note shall be convertible into Miza Common Shares, at the sole election of the holder, at a price of CAD 0.25 per share and up to a maximum of 4,000,000 Miza Common Shares (the “Share Cap”), subject to customary anti-dilution adjustments. Upon conversion of the convertible note, for any principal amount or accrued interest not converted into shares due to being in excess of the Share Cap or rounding, Miza will pay the holder of the convertible note a cash amount of such outstanding balance.

Neither SciSparc Nutraceuticals Inc.’s common stock to be transferred by the Company nor the Miza Common Shares to be issued to the Company were registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws and such shares will be acquired pursuant to an exemption from registration under the Securities Act. Neither SciSparc Nutraceuticals Inc.’s common stock nor the Miza Common Shares may be offered or sold in the United States by the Company, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the terms of the Agreement, which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

On October 15, 2025, SciSparc issued a press release titled “SciSparc Enters into Definitive Agreement for the Acquisition of a Publicly Traded Company on the TSXV to which it will transfer its Advanced Clinical Stage Pharmaceutical Portfolio”, a copy of which is furnished as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437, 333-225773 and 333-286791) filed with the Securities and Exchange Commission (the “SEC”) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when discussing the Proposed Transaction and the timing of its completion, the projected valuations, ownership percentages, and conditions necessary for the completion of the Proposed Transaction, as well as the potential Milestones and potential convertible note. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. The Company may not complete the Proposed Transaction or, even if it does, such transaction may not achieve the Milestones or other potential benefits. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on April 24, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1*	Asset and Share Purchase Agreement, dated as of October 9, 2025, by and between SciSparc Ltd. and Miza III Ventures Inc.
99.2	Press Release issued by SciSparc Ltd., dated October 15, 2025, titled “SciSparc Enters into Definitive Agreement for the Acquisition of a Publicly Traded Company on the TSXV to which it will transfer its Advanced Clinical Stage Pharmaceutical Portfolio”.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: October 15, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer